RELMADA THERAPEUTICS, INC.

880 Third Avenue, 12th Floor

New York, New York 10022

October 30, 2019

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Ada D. Sarmento and Celeste Murphy

Re:	Relmada Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-234262

Ladies and Gentlemen:

Relmada Therapeutics, Inc.’s (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. Eastern time, Thursday, October 31, 2019, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RELMADA THERAPEUTICS, INC.

By:	/s/ Sergio Traversa
Name: Sergio Traversa
Title: Chief Executive Officer